UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KID BRANDS, INC.

 (Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

49375T100

(CUSIP Number)

February 22, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]

Rule 13d-1(b)

[     ]

Rule 13d-1(c)

[     ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Exhibit Index: Page 8

CUSIP No.:  49375T100                                   13G                                 Page 2 of 9 Pages

1.

Names of Reporting Persons.

COLUMBUS CAPITAL MANAGEMENT, LLC

2.

Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3.

SEC Use Only

4.

Citizenship or Place of Organization

CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.

Sole Voting Power

0

6.

Shared Voting Power

1,317,800

7.

Sole Dispositive Power

0

8.

Shared Dispositive Power

1,317,800

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,317,800

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.

Percent of Class Represented by Amount in Row (9)

6.1%

12.

Type of Reporting Person:

IA

CUSIP No.:  49375T100                                    13G                                     Page 3 of 9 Pages

1.

Names of Reporting Persons.

MATTHEW D. OCKNER

2.

Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3.

SEC Use Only

4.

Citizenship or Place of Organization

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.

Sole Voting Power

0

6.

Shared Voting Power

1,317,800

7.

Sole Dispositive Power

0

8.

Shared Dispositive Power

1,317,800

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,317,800

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.

Percent of Class Represented by Amount in Row (9)

6.1%

12.

Type of Reporting Person:

IN, HC

 CUSIP No.:  49375T100                                    13G                                     Page 4 of 9 Pages

Item 1(a).

Name of Issuer:

KID Brands, Inc. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

One Meadowlands Plaza, 8th Floor, East Rutherford, New Jersey 07073

Item 2(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)

Columbus Capital Management, LLC (“CCM”); and

ii)

Matthew D. Ockner (“Mr. Ockner”).

This statement relates to Shares (as defined herein) held for the account of each of Columbus Capital Partners, L.P. (“CCP”), Columbus Capital Offshore Fund, Ltd. ("CCOF") and Columbus Capital QP Partners, L.P. (“CCQP”).  CCM is the general partner to CCP and CCQP, and the investment manager to CCOF.  Mr. Ockner is the managing member of CCM.  In such capacities, CCM and Mr. Ockner may be deemed to have voting and dispositive power over the Shares held for the account of CCP, CCQP and CCOF.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of CCM, Mr. Ockner, CCP and CCQP  is 1 Market Street, Spear Tower, Suite 3790, San Francisco, CA  94105.

Item 2(c).

Citizenship:

i)

CCM is a California limited liability company;

ii)

Mr. Ockner is a citizen of the United States of America;

iii)

CCP is a California limited partnership; and

iv)

CCQP is a Delaware limited partnership.

Item 2(d).

Title of Class of Securities:

Common Stock, $0.10 par value (the “Shares”)

Item 2(e).

CUSIP Number:

49375T100

Item 3.

If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [x] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g) [x] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G).

 CUSIP No.:  49375T100                                    13G                                             Page 5 of 9 Pages

Item 4.

Ownership:

Item 4(a)

Amount Beneficially Owned:

As of March 5, 2012, each of  CCM and Mr. Ockner may be deemed the beneficial owner of 1,317,800 Shares.  This amount consists of: (i) 1,049,000 Shares held for the account of CCP; (ii) 187,000 Shares held for the account of CCQP; and (iii) 81,800 Shares held for the account of CCOF.

The 187,000 Shares beneficially held for the account of CCQP, were beneficially held for the account of CCP from February 22, 2012 to February 29, 2012.  Such Shares were transferred to CCQP as of March 1, 2012.  As a consequence, from February 22, 2012 to February 29, 2012, an aggregate of 1,236,000 Shares were held for the account of CCP, as a result of which CCP may have been deemed to be the beneficial owner of 5.7% of Shares outstanding.

Item 4(b)

Percent of Class:

As of March 5, 2012, each of CCM and Mr. Ockner may be deemed the beneficial owner of approximately 6.1% of Shares outstanding.   (There were approximately 21,655,862 Shares outstanding according to the Issuer’s quarterly report on Schedule 10-Q filed November 9, 2011.)

Item 4(c)

Number of Shares of which such person has:

CCM and Mr. Ockner:

(i)

Sole power to vote or direct the vote:

0

(ii)

Shared power to vote or direct the vote:

1,317,800

(iii)

Sole power to dispose or direct the disposition of:

0

(iv)

Shared power to dispose or direct the disposition of:

1,317,800

Item 5.

Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

CCM serves as general partner to CCP and CCQP, and as investment manager to CCOF, both of which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.

Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.

Notice of Dissolution of Group:

This Item 9 is not applicable.

 CUSIP No.:  49375T100                                    13G                                               Page 6 of 9 Pages

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

 CUSIP No.:  49375T100                                    13G                                              Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2012

COLUMBUS CAPITAL MANAGEMENT, LLC

By:  /s/

Matthew D. Ockner

Name:

Matthew D. Ockner

Title:

Managing Member

MATTHEW D. OCKNER

By:  /s/

Matthew D. Ockner

Name:

Matthew D. Ockner

CUSIP No.:  49375T100                                    13G                                             Page 8 of 9 Pages

EXHIBIT INDEX

Ex.

Page No.

A

Joint Filing Agreement

9

 CUSIP No.:  49375T100                                    13G                                             Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of KID Brands, Inc., dated as of March 5, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

March 5, 2012

COLUMBUS CAPITAL MANAGEMENT, LLC

By:  /s/

Matthew D. Ockner

Name:

Matthew D. Ockner

Title:

Managing Member

MATTHEW D. OCKNER

By:  /s/

Matthew D. Ockner

Name:

Matthew D. Ockner